Exhibit 99.(D)(6)

MANAGEMENT FEE WAIVER AGREEMENT

THIS AGREEMENT, dated July 11, 2024 (the “Effective Date”), is entered into by and between WisdomTree Asset Management, Inc. (“WTAM”) and WisdomTree Trust, a Delaware statutory trust (the “Trust”), on behalf of each series of the Trust set forth in Schedule A, as it may be amended from time to time (each, a “Fund”).

WHEREAS, WTAM has been appointed to serve as the investment adviser to the Funds pursuant to an agreement between the Trust and WTAM (the “Advisory Agreement”), pursuant to which WTAM provides certain investment advisory services to each Fund;

WHEREAS, each Fund may invest, from time to time, in shares of the WisdomTree Bitcoin Fund (“BTCW”), an exchange-traded product the shares of which are registered with the U.S. Securities and Exchange Commission in accordance with the Securities Act of 1933 and that is sponsored by WisdomTree Digital Commodity Services, LLC (the “Sponsor”), an affiliate of WTAM;

WHEREAS, BTCW pays the Sponsor a fee (the “Sponsor Fee”) for its services, and such fee currently is 0.25% of BTCW’s net assets, calculated daily and paid monthly, some or all of which may be subject to waiver by the Sponsor or its affiliates from time to time; and

WHEREAS, WTAM and the Trust desire that WTAM waive the management fee it receives from a Fund in an amount equal to the Sponsor Fee paid to the Sponsor by BTCW with respect to Fund assets invested in BTCW.

NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto and hereinafter set forth, the parties covenant and agree as follows:

1.       Fee Waiver. For the term of this Agreement and to the extent a Fund invests in shares of BTCW, WTAM will waive a portion of the management fee it would otherwise be entitled to receive from a Fund. The amount of such waiver will be equal to the Sponsor Fee paid to the Sponsor by BTCW with respect to Fund assets invested in BTCW. For the avoidance of doubt, any such waiver by WTAM may take into consideration the actual Sponsor Fee paid to the Sponsor, including to the extent a portion or all of such Sponsor Fee is waived by the Sponsor and/or its affiliates.

2.       Duration, Termination, and Amendment. The initial term of this Agreement is one year from the Effective Date. Thereafter, this Agreement will automatically renew for one-year terms, unless WTAM provides written notice to a Fund of the termination of the Agreement, which notice must be received by the Trust at least 30 days prior to the end of the then-current term. A Fund’s Board of Trustees may terminate this Agreement at any time upon 30 days prior notice. This Agreement will terminate automatically with respect to a Fund if (i) WTAM no longer serves as investment adviser to the Fund, and (ii) in the event of its “assignment” as defined in the Investment Company Act of 1940 (“1940 Act”). The termination of this Agreement with respect to any one Fund will not cause its termination with respect to any other Fund.

4.       Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware (without giving effect to its conflict of law principles) and the 1940 Act, as applicable. To the extent that the applicable laws of the State of Delaware, or any of the provisions herein, conflict with applicable provisions of the 1940 Act, the latter shall control.

5.       Entire Agreement. This Agreement contains the entire understanding and agreement of the parties.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

WISDOMTREE TRUST		WISDOMTREE ASSET MANAGEMENT, INC.

By:	/s/ Jonathan Steinberg	By:	/s/ Stuart Bell
	Jonathan Steinberg		Stuart Bell
	President		Chief Operating Officer

Schedule A

As of July 11, 2024

Fund Names

WisdomTree Enhanced Commodity Strategy Fund

WisdomTree Managed Futures Strategy Fund